UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Amendment No. 1)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Eagle Bulk Shipping Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y2187A127
(CUSIP Number)

Todd E. Molz Managing Director and General Counsel Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 11 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2187A127	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Opps EB Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,714,5561
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,714,5561
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,714,5561
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%2
14	TYPE OF REPORTING PERSON OO

_____________________

1 Consists of (i) 15,707,277 shares of Common Stock, par value $0.01 (the “Common Stock”), of the Issuer and (ii) 7,279 shares of Common Stock issuable upon exercise of the warrants (the “Warrants”) issued and distributed by the Issuer to the Reporting Persons in connection with the Restructuring (as defined below).

2 All calculations of percentage ownership herein are based on a total of 38,052,360 shares of Common Stock, consisting of (i) 38,045,081 shares of Common Stock issued and outstanding as of the close of business on November 14, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on November 14, 2014 and (ii) 7,279 shares of Common Stock issuable upon exercise of the Warrants issued and distributed by the Issuer to the Reporting Persons in connection with the Restructuring, but excluding (x) shares of Common Stock issuable upon exercise of the Warrants issued and distributed by the Issuer in connection with the Restructuring (other than Warrants held by the Reporting Persons), and (y) any shares issued pursuant to a management incentive plan.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,714,556*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,714,556*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,714,556*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the sole director of OCM Opps EB Holdings, Ltd.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,714,556*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,714,556*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,714,556*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%
14	TYPE OF REPORTING PERSON CO

*	Solely in its capacity as general partner of Oaktree Capital Management, L.P.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,714,556*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,714,556*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,714,556*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,714,556*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,714,556*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,714,556*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 7 of 11

Item 1.	Security and Issuer

This amendment (“Amendment No 1”), dated January 14, 2015, amends and supplements the statement on Schedule 13D filed with the SEC on October 24, 2014 (the “Schedule 13D”) relating to shares of Common Stock of Eagle Bulk Shipping Inc., a Marshall Islands corporation (the “Issuer”) beneficially owned by OCM Opps EB Holdings, Ltd. (“EB Holdings”) and the other Reporting Persons identified in Item 2 of the Schedule 13D.  The address of the principal executive office of the Issuer is 477 Madison Avenue, New York, New York 10022.

The Amendment No. 1 has been prepared to reflect certain adjustments to the number of shares of Common Stock and Warrants distributed to the Reporting Persons in the Restructuring.

Capitalized terms used and not defined herein shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background

No material change.

Item 3.	Source and Amount of Funds or Other Consideration

No material change.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 8 of 11

Item 4.	Purpose of Transaction

No material change.

Item 5.	Interest in Securities of the Issuer

The first three paragraphs of Item 5(a) are hereby amended and restated as follows.

The information contained on the cover pages and Item 1 of this Schedule 13D is incorporated herein by reference.

Ownership percentages set forth in this Schedule 13D are based on a total of 38,052,360 shares of Common Stock, consisting of (i) 38,045,081 shares of Common Stock issued and outstanding as of the close of business on November 14, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2014 and (ii) 7,279 shares of Common Stock issuable upon exercise of the Warrants issued and distributed by the Issuer to the Reporting Persons in connection with the Restructuring, but excluding (x) shares of Common Stock issuable upon exercise of the Warrants issued and distributed by the Issuer in connection with the Restructuring (other than Warrants held by the Reporting Persons), and (y) any shares issued pursuant to a management incentive plan.

EB Holdings directly holds (i) 15,707,277 shares of Common Stock and has the sole power to vote and dispose of such Common Stock and (ii) 7,279 Warrants.  Each Warrant is exercisable by EB Holdings for one share of Common Stock at an exercise price of $27.82 per share (subject to certain anti-dilutive adjustments).  The Warrants will expire pursuant to their terms on October 15, 2021.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 9 of 11

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No material change.

Item 7.	Material to be filed as Exhibits

The following are filed herewith or incorporated by reference as Exhibits to this Schedule 13D:

Exhibit 1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

Exhibit 2
Registration Rights Agreement, dated as of October 15, 2014, by and between Eagle Bulk Shipping Inc. and the Holders party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by the Issuer on October 16, 2014).

CUSIP No. Y2187A127	SCHEDULE 13D	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of January 14, 2015.

OCM OPPS EB HOLDINGS, LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

CUSIP No. Y2187A127	SCHEDULE 13D	Page 11 of 11

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee.  The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP

Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC

Marna C. Whittington	Retired

Todd E. Molz
General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Group, LLC and General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

B. James Ford	Managing Director of Oaktree Capital Management, L.P.

Scott L. Graves	Managing Director of Oaktree Capital Management, L.P.

Caleb S. Kramer	Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Todd E. Molz
General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Group, LLC and General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.

OCM Opps EB Holdings, Ltd.

Oaktree Capital Management, L.P. is the sole director of OCM Opps EB Holdings, Ltd.